UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371-01

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Form 20-F ☒  Form 40-F ☐

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INVESTOR RELATIONS RELEASE

Kabel Deutschland will reach 1 million Internet / Phone customers pre-Christmas 2009

Highlights from Kabel Deutschland’s consolidated financials for its first quarter ended June 30, 2009:

•                  Total Revenue Generating Units (‘RGU’)(1) increase to 11,750 thousand, up 6.2% from previous year. Internet and Phone RGUs grow by 649 thousand units compared to June 30, 2008 and reach 1,584 thousand, a 69.4% increase over prior year. Digital pay TV RGUs increase by approximately 23 thousand units year over year reaching 842 thousand on June 30, 2009, a 2.8% increase over last year. Premium service RGUs (digital access, pay TV, PVRs, Internet and Phone) comprise 31.5% of total RGUs compared to 24.8% in the previous year.

•                  Total subscribers remain fairly flat and reached 9,070 thousand on June 30, 2009 (previous year: 9,156 thousand). All subscriber losses occurred in the wholesale sector where subscribers declined from 1,688 thousand to 1,570 thousand.

•                  Subscribers now take an average 1.30 RGUs compared to 1.21 as of June 30, 2008.

•                  The monthly ARPU per subscriber(2) for the quarter ended June 30, 2009 amounts to €11.71 (previous year’s same quarter €10.66). Monthly ARPU per RGU(3) increases by 2.7% for the quarter ended June 30, 2009 to €9.13 (previous year €8.90).

•                  Total revenues grow by 11.6% to €367.2 million for the quarter ended June 30, 2009 (previous year’s same quarter €329.2).

•                  Subscription based revenues grow by 11.8% and reach €325.1 million and now account for 88.5% of total revenues.

•                  Subscription based revenues from the Company’s premium services grow by 46.4% over the comparable period and amount to €96.6 million representing 29.7% of the Company’s overall subscription based revenues (€66.0 million representing 22.7% of the overall subscription based revenues in the quarter ended June 30, 2008).

•                  Adjusted EBITDA(4) (EBITDA) increases by 18.1% and amounts to €158.5 million. EBITDA margin(5) amounts to 43.2% compared to 40.7% during the first quarter of the previous year.

•                  Free cash flow (EBITDA — Capex(6)) more than doubles to €86.9 million compared to prior year’s Q1 free cash flow of €43.2 million. Free cash flow margin amounts to 23.7% compared to 13.1% in the same period last year.

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

•                  The Company posts a net profit of €5.5 million in the quarter ended June 30, 2009 compared to a net profit of €1.7 million in the previous year.

Unterfoehring, August 27, 2009 — Kabel Deutschland (KDG), Germany’s largest cable operator, announced today its financial results for the quarter ended June 30, 2009 (Q1 of fiscal year 2009/2010).

Network data, subscribers and RGUs for fiscal year end 2008/2009

On June 30, 2009, 12.0 million homes passed or 78.1% of its overall network of 15.3m homes passed were upgraded for bi-directional services. Marketable base of the network as of June 30, 2009 was approximately 8.8 million homes.

KDG increased its total number of RGUs by almost 684 thousand and served 11.75 million total RGUs on June 30, 2009. The average number of services taken by a customer increased to 1.30 compared to 1.21 in the previous year. The increase was mainly driven by the Internet and phone services.

Kabel Internet and Phone RGUs increased by 69.4% to 1.58 million at June 30, 2009. Approximately 787 thousand RGUs came from the Internet services sector (previous year: 482 thousand), 797 thousand RGUs from the phone services sector (previous year: 453 thousand) The Internet and Phone RGU numbers are generated from 895 thousand subscribers resulting in a RGU / subscriber ratio of 1.77.

Kabel Digital pay TV RGUs increased by 2.8% to 842 thousand at June 30, 2009 (819 thousand on June 30, 2008). The pay TV RGUs coupled with Digital Access RGUs contributed to a total of 2.1 million digital video RGUs (1.8 million in the previous year). Including the Sky Deutschland subscribers served via KDG’s network the digital TV penetration amounted to approximately 21%.

Premium service RGUs reached 31.5% of the Company’s overall RGU base compared to 24.8% in the previous year’s same quarter.

KDG’s financial results for the quarter ended June 30, 2009

Cash flow, capital expenditures and liquidity

Cash flow from operations for the quarter ended June 30, 2009 amounted to €47 million compared to €106 million in the previous year’s same quarter. The acquisition of cable assets from Orion Cable Group in April 2008 led to the integration of the affected customers into KDG’s billing system. This resulted in a change in the billing frequency and had a one-time effect on the deferred income. This resulted in a temporary decrease of net working capital and consequently in cash flows from operations. This shift will not impact cash flow from operations over the course of the fiscal year 2009/2010.

Capex amounted to €71.6 million in the quarter ended June 30, 2009. Of this amount, approximately 59.6% were primarily related to the acquisition and installation of Internet and phone subscribers and to a lesser extent related to level 3 network upgrade. The comparable Capex in the previous year amounted to €90.9 million of which approximately 44.3% were spent for the acquisition of Internet and phone subscribers and network upgrade.

Cash on hand of €46.3 million coupled with revolver capacity of €325.0 million yielded €371.3 million of liquidity on June 30, 2009.

Balance sheet

Total interest bearing indebtedness was at €2,440.6 million; net debt was €2,394.3 million on June 30, 2009 resulting in a net debt / annualized quarterly EBITDA (4 x €158.5 million = 633.8 million) ratio of 3.78 times through the Senior Notes (previous year: 4.47 times) and 2.58 times through the credit facilities (previous year: 3.10).

KDG will exceed 1 million Internet- / Phone subscribers in 2009

Kabel Deutschland expects 1 million Internet and Phone customers in the pre-Christmas season 2009. Furthermore, the Company continues to be interested in strategic acquisitions of Level 4 assets.

Financial calendar

The IFRS financials for KDG’s second quarter / first six months of its fiscal year 2009/2010 as per September 30, 2009 will be released at the end of November 2009. On that occasion, the management team will host a conference call for analysts and investors.

Please refer to our website www.kabeldeutschland.com for further information. The complete financial statements as of June 30, 2009 will be available on our website as of tomorrow.

About Kabel Deutschland

Kabel Deutschland (KDG), Germany’s largest cable operator, offers its customers analog and digital TV, broadband Internet and fixed line phone services via cable as well mobile services in cooperation with an industry partner. The company operates the cable networks in 13 German federal states and supplies its services to approximately 9.1 million connected households in Germany. KDG offers an open digital TV platform for all program providers. In fiscal year 2008/2009 (12 months ended March 31, 2009), Kabel Deutschland reported revenues of €1,370 million and Adjusted EBITDA of €571 million. As per fiscal year end 2008/2009, KDG had 2,800 employees in Germany.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Income according to IFRS for the Period from
April 1, 2009 to June 30, 2009 and April 1, 2008 to June 30, 2008

		April 1, 2009 to June 30, 2009	April 1, 2008 to June 30, 2008	change	change
		€(’000)	€(’000)	€(’000)%
		unaudited	unaudited

1.	Revenues	367,200	329,159	38,041	11.56%

2.	Cost of Services Rendered	-180,511	-161,538	18,973	11.74%
	thereof Depreciation / Amortization	-56,754	-46,166	10,588	22.93%

3.	Other Operating Income	5,765	4,121	1,644	39.89%

4.	Selling Expenses	-112,609	-98,309	14,300	14.55%
	thereof Depreciation / Amortization	-44,849	-38,221	6,628	17.34%

5.	General and Administrative Expenses	-29,658	-31,816	-2,158	-6.78%
	thereof Depreciation / Amortization	-6,813	-6,815	-2	-0.03%

6.	Profit from Ordinary Activities	50,187	41,617	8,570	20.59%

7.	Interest Income	2,586	249	2,337	938.72%

8.	Interest Expense	-41,228	-45,641	-4,413	-9.67%

9.	Income from Associates	241	13,192	-12,951	-98.17%

10.	Profit before Taxes	11,787	9,417	2,370	25.17%

11.	Taxes on Income	-6,265	-7,709	-1,444	-18. 73%

12.	Net Profit for the Period	5,522	1,708	3,814	223.29%

	Attributable to:
	Equity Holders of the Parent	5,287	1,665	3,622	217.51%
	Minority Interests	235	43	192	447.19%

		5,522	1,708	3,814	223.29%

	Adjusted EBITDA(4)	158,460	134,129	24,331	18.14%
	Adjusted EBITDA margin (5)	43.2%	40.7%

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Financial Position according to IFRS as of June 30, 2009

		June 30, 2009	March 31, 2009	change
ASSETS		€(’000)	€(’000)	€(’000)
		unaudtied	audited
Current Assets

1.	Cash and Cash Equivalents	46,323	51,922	-5,599
2.	Trade Receivables	102,216	106,579	-4,362
3.	Receivables from Affiliates	844	834	10
4.	Inventories	16,232	15,929	302
5.	Receivables from Tax Authorities	5,107	5,200	-93
6.	Other Current Financial Assets	22,231	36,461	-14,231
7.	Prepaid Expenses	15,613	13,086	2,527
	Total Current Assets	208,566	230,012	-21,446

Non-current Assets

1.	Intangible Assets	825,000	903,954	-78,954
2.	Property and Equipment	1,207,416	1,214,055	-6,639
3.	Equity Investments in Associates	5,872	5,630	241
4.	Deferred Tax Assets	256	293	-37
5.	Prepaid Expenses	16,360	17,191	-832
	Total Non-current Assets	2,054,902	2,141,123	-86,221

Total Assets		2,263,468	2,371,135	-107,667

Kabel Deutschland GmbH, Unterforhring

Consolidated Statement of Financial Position according to IFRS as of June 30, 2009 (cont’d)

EQUITY AND LIABILITIES		June 30, 2009 €(’000)	March 31, 2009 €(’000)	change €(’000)
		unaudited	audited
Current Liabilities

1.	Current Financial Liabilities	39,459	39,522	-64
2.	Trade Payables	213,872	260,778	-46,907
3.	Other Current Provisions	33,697	40,442	-6,744
4.	Liabilities due to Income Taxes	27,681	23,127	4,555
5.	Deferred Income	182,457	241,688	-59,232
6.	Other Current Liabilities	83,671	87,166	-3,495
	Total Current Liabilities	580,837	692,723	-111,887

Non-current Liabilities

1.	Senior Notes	654,336	680,130	-25,794
2.	Non-current Financial Liabilities	1,742,624	1,717,074	25,549
3.	Deferred Tax Liabilities	118,235	118,856	-621
4.	Provisions for Pension	36,668	35,309	1,358
5.	Other Non-current Provisions	26,663	25,995	668
6.	Other Non-current Liabilities	100,127	102,492	-2,365
7.	Deferred Income	1,467	1,626	-159
	Total Non-current Liabilities	2,680,120	2,681,481	-1,361

Equity

1.	Subscribed Capital	1,025	1,025	0
2.	Capital Reserve	50,114	50,114	0
3.	Cash Flow Hedge Reserve	0	-59	59
4.	Asset Revaluation Surplus	1,307	1,352	-45
5.	Accumulated Deficit	-1,058,697	-1,064,028	5,331
		-1,006,251	-1,011,595	5,343
6.	Minority Interests	8,762	8,527	235
	Total Equity (Deficit)	-997,489	-1,003,068	5,579

Total Equity and Liabilities		2,263,468	2,371,135	-107,667

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Cash Flow according to IFRS for the Period from
April 1, 2009 to June 30, 2009 and April 1, 2008 to June 30, 2008

	April 1, 2009 to	April 1, 2008 to
	June 30, 2009	June 30, 2008	change
	€(’000)	€(’000)	€(’000)
	unaudited	unaudited

1. Cash Flows from Operating Activities
Net Profit for the Period	5,522	1,708	3,814
Adjustments to Reconcile Net Loss to Cash Provided by Operations:
Taxes on Income	6,265	7,709	-1,444
Interest Expense	41,228	45,641	-4,413
Interest Income	-2,587	-249	-2,338
Accretion / Depreciation and Amortization on Fixed Assets	108,416	91,202	17,214
Gain / Loss on Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	505	102	403
Income from Associates	-241	-13,192	12,951
Compensation Expense Relating to Share-based Payments	428	1,287	-859
	159,536	134,208	25,328

Changes in Assets and Liabilities:
Increase (-) / Decrease (+) of Inventories	-303	3,600	-3,903
Increase (-) / Decrease (+) of Trade Receivables	4,363	12,299	-7,936
Increase (-) / Decrease (+) of Other Assets	773	1,806	-1,033
Increase (+) / Decrease (-) of Trade Payables	-47,018	-34,787	-12,231
Increase (+) / Decrease (-) of Other Provisions	-5,684	-211	-5,473
Increase (+) / Decrease (-) of Deferred Income	-59,390	-16,620	-42,770
Increase (+) / Decrease (-) of Provisions for Pensions	875	1,722	-847
Increase (+) / Decrease (-) of Other Liabilities	-4,212	10,146	-14,358
Cash Provided by Operations	48,940	112,163	-63,223

Income Taxes Paid (-) / Received (+)	-1,933	-5,728	3,795
Net Cash from Operating Activities	47,007	106,435	-59,428

2. Cash Flows from Investing Activities
Cash Received from Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	250	277	-27
Cash Received from Sale of Investments	0	14,775	-14,775
Cash Paid for Investments in Intangible Assets	-15,086	-34,619	19,533
Cash Paid for Investments in Property and Equipment	-56,555	-56,281	-274
Cash Paid for Acquisitions, Net of Cash Acquired	57,819	-513,392	571,211
Interest Received	2,570	239	2,331
Net Cash Used in Investing Activities	-11,002	-589,001	577,999

3. Cash Flows from Financing Activities
Cash Payments to Shareholders / Minorities	0	-4,400	4,400
Cash Received Non-current Financial Liabilities	89,000	600,000	-511,000
Cash Repayments of Non-current Financial Liabilities	-89,000	-55,000	-34,000
Cash Payments for Reduction of Finance Lease Liabilities	-2,153	-2,001	-152
Interest and Transaction Costs Paid	-39,451	-19,163	-20,288
Net Cash Used in Financing Activities	-41,604	519,436	-561,040

4. Cash and Cash Equivalents at the End of the Period
Changes in Cash and Cash Equivalents (subtotal of 1 to 3)	-5,599	36,870	-42,469
Cash and Cash Equivalents at the Beginning of the period	51,922	15,463	36,459
Cash and Cash Equivalents at the End of the period	46,323	52,333	-6,010

Kabel Deutschland GmbH, Unterfoehring

Network data, subscribers, Revenue Generating Units and ARPUs

						y-o-y
		June 30,	March 31,	June 30,	y-o-y	change
(in thousand unless otherwise stated)		2008	2009	2009	change	%
Network data
Homes passed	#	15,280.3	15,293.1	15,293.1	12.8	0.08%
- thereof Homes upgraded for 2-way-communication	#	11,012.8	12,008.4	11,946.9	934.1	8.48%
- thereof Homes Passed Upgraded Marketable for 2-way-communication	#	7,458.1	8,580.3	8,772.7	1,314.6	17.63%

Subscribers
Cable Access Subscribers (incl. TKS)	#	9,102.7	9,013.3	8,942.2	-160.4	-1.76%
- thereof wholesale subscribers	#	1,688.8	1,616.1	1,570.3	-118.5	-7.02%
Subscribers without TV	#	53.6	109.6	127.3	73.7	137.54%

Total Subscribers	#	9,156.3	9,122.9	9,069.6	-86.7	-0.95%
- thereof Internet and phone subscribers	#	524.2	805.9	894.6	370.4	70.66%

Revenue Generating Units (RGUs)(1)
Analog Cable Access (incl. TKS)	#	8,319.3	8,143.5	8,050.6	-268.7	-3.23%
Premium Services
Digital Cable Access	#	939.0	1,103.3	1,133.1	194.1	20.67%
Personal Video Recorders (Kabel Digital+)(7)	#	53.6	113.5	139.9	86.3	160.96%
Kabel Digital (pay TV)	#	819.3	849.2	842.1	22.8	2.78%
Kabel Internet	#	482.0	707.5	787.0	305.0	63.27%
Kabel Phone	#	453.0	710.3	797.2	344.2	75.98%
Subtotal Premium Services	#	2,747.0	3,483.8	3,699.2	952.3	34.67%
Total RGUs	#	11,066.2	11,627.3	11,749.8	683.5	6.18%
Premium Services Penetration	%	24.8%	30.0%	31.5%		26.83%

Monthly ARPU for the quarter ended(8)
Cable Access		€8.17	8.09	8.19	0.02	0.30%
Personal Video Recorders (Kabel Digital+)		€7.83	7.57	6.61	-1.23	-15.65%
Kabel Digital (pay TV)		€7.53	8.20	8.28	0.75	9.99%
Kabel Internet		€13.72	12.72	12.09	-1.63	-11.89%
Kabel Phone		€22.65	19.86	19.01	-3.65	-16.09%
Blended ARPU Internet and Phone per Subscriber		€32.23	28.67	27.44	-4.79	-14.85%
Total blended monthly ARPU per RGU(3)		€8.90	9.04	9.13	0.24	2.67%
Total blended monthly ARPU per Subscriber(2)		€10.66	11.43	11.71	1.05	9.84%

Ratio RGUs/Subscribers		1.21	1.27	1.30	0.08	6.62%

Footnotes

(1)          RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but for two RGUs.

(2)          Total blended monthly ARPU per subscriber is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of subscribers for that period and the number of months in the period.

(3)          Total blended monthly ARPU per RGU is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of RGUs for that period and the number of months in the period.

(4)          Adjusted EBITDA: Profit from ordinary activities before depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our management equity programs and non-cash restructuring expenses (“Adjusted EBITDA”), is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that ‘Consolidated EBITDA’ is calculated under the indenture governing the Notes or under the terms of our Senior Credit Facilities. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable companies.

(5)          Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of total revenues.

(6)          Capex: excluding M&A and transponder leases.

(7)          PVRs: KDG reports only those customers who have decided to subscribe to and pay for the PVR product which differs from the past.

(8)          ARPU (Average revenue per unit) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGU for that period and the number of months in that period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Chief Financial Officer

Date: August 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Managing Director

Date: August 27, 2009